UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Joint Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

47973J102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	47973J102	Page 2 of 9

1	NAME OF REPORTING PERSONS SW Investment Management LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 81-0765824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 130,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 130,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (1)
12	TYPE OF REPORTING PERSON IA

(1)	Based on a total of 14,413,339 shares outstanding as of November 1, 2021, as set forth in the Issuer’s most recent Form 10-Q, filed November 5, 2021.

CUSIP No.	47973J102	Page 3 of 9

1	NAME OF REPORTING PERSONS SWIM Partners LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EIN: 90-0852885
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING 130,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 130,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based on a total of 14,413,339 shares outstanding as of November 1, 2021, as set forth in the Issuer’s most recent Form 10-Q, filed November 5, 2021.

CUSIP No.	47973J102	Page 4 of 9

Item 1(a).	Name of Issuer: The Joint Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 16767 N. Perimeter Drive, Suite 110 Scottsdale, Arizona 85260

Item 2(a).

Name of Person Filing:

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by SW Investment Management LLC and SWIM Partners LP. As of December 31, 2021, SWIM Partners LP (the “Fund”) owned 130,000 shares of Common Stock of the Issuer. SW Investment Management LLC is the general partner and investment adviser of the Fund in which such shares referred to above are held. As a result, SW Investment Management LLC possesses the power to vote and dispose or direct the disposition of all the shares owned by the Fund. Thus, SW Investment Management LLC may be deemed to beneficially own a total of 130,000 shares.

Item 2(b).	Address of Principal Business Office or, if None, Residence: 737 N. Michigan Ave., Suite 2250 Chicago, Illinois 60611

Item 2(c).	Citizenship: See Item 4 on the cover pages hereto.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 Par Value Per Share (“Common Stock”)

Item 2(e).	CUSIP Number: 47973J102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.	47973J102	Page 5 of 9

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.

	(b)	Percent of class:
See Item 11 on the cover page(s) hereto.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.

(ii) Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.

(iii) Sole power to dispose or to direct the disposition of:
See Item 7 on the cover page(s) hereto.

(iv) Shared power to dispose or to direct the disposition of 0
See Item 8 on the cover page(s) hereto.

CUSIP No.	47973J102	Page 6 of 9

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No.	47973J102	Page 7 of 9

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SW Investment Management LLC Date:February 14, 2021

By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Member

SWIM Partners LP
Date: February 14, 2022

By:	SW Investment Management LLC,
its General Partner
By:	/s/ Stephen White
Name:	Stephen White
Title:	Managing Member of SW Investment Management LLC, the General Partner of SWIM Partners LP

EXHIBIT INDEX

EXHIBIT 1: Joint Filing Agreement (filed herewith):